

Mail Stop 4631

January 13, 2010

Via U.S. mail and facsimile

Mr. William J. Marshall
Chief Executive Officer
Green Earth Technologies, Inc.
3 Stamford Landing, Suite 200
Stamford, CT 06902

> **RE: Green Earth Technologies Inc.**
> **Amendment No. 2 to Form 10**
> **Filed December 31, 2009**
> **File No. 0-53797**

Dear Mr. Marshall:

We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 5

1.   We note your response to comments 2 and 14 in our letter dated December 10, 2009 and reissue these comments, as we have not yet received the supplemental materials.

Performance Products, page 9

2.   We note the statement in the last paragraph of this section that you believe the termination of the Bio Tec agreement will not impact your business. Please explain in greater detail the basis for this statement in light of the fact that Bio Tec was the exclusive supplier of your performance products and this portion of your business represents approximately 67% of your revenue. We also note the risk factor on page 23 entitled "There are a limited number of suppliers for the bio-base ingredient of our performance products…."

Item 1A. Risk Factors, page 20

We recently received a termination notice…, page 22

3.   Please revise the disclosure under this subheading to remove mitigating language.

Item 8. Legal Proceedings, page 51

4.   With respect to the litigation involving Mr. Zuckerman, please disclose the name of the court or agency in which the proceedings are pending. Refer to Item 103 of Regulation S-K.

5.   Please describe in greater detail the factual basis for the matters involved in the Commission's subpoena.

Financial Statements

3. Summary of Significant Accounting Policies

Property and Equipment, page F-15
Intangible Assets, page F-15

6.   We have read your response to comment 15 in our letter dated December 10, 2009. Please revise the cost of sales line item here and anywhere it is discussed throughout the filing to specifically state that it is exclusive of depreciation and amortization. Refer to SAB Topic 11:B.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, Rufus Decker, Accounting Branch, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Errol Sanderson at (202) 551-3746 or, in his absence, Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3748 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. Joel J. Goldschmidt, Esq.
        Morse, Zelnick, Rose & Lander, LLP
        405 Park Avenue, Suite 1401
        New York, NY 10022